PRESS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

NEW PACIFIC METALS CORP. ANNOUNCES BOUGHT DEAL

FINANCING (C$25 MILLION)

PAN AMERICAN SILVER CORP. ANNOUNCES A CONCURRENT BLOCK TRADE (C$47 MILLION)

Vancouver, British Columbia (May 19, 2020) – New Pacific Metals Corp. (TSX-V: NUAG) (“New Pacific” or the “Company”) and Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) have announced concurrent offerings. New Pacific has announced today that it has entered into an agreement with BMO Capital Markets (“BMO”) as sole underwriter, under which BMO has agreed to buy on bought deal basis 4,238,000 common shares (the “Common Shares”), at a price of C$5.90 per Common Share for gross proceeds of approximately C$25 million (the “Offering”). The Company has granted BMO an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over- allotments, if any. The Offering is expected to close on or about June 9, 2020 and is subject to the Company receiving all necessary regulatory and stock exchange approvals.

The net proceeds of the Offering will be used to advance exploration and development at the Company’s wholly-owned Silver Sand project, for working capital, and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus in each of the provinces of Canada, excluding Quebec and may also be offered by way of private placement in the United States.

In connection with the Offering and in a separate transaction, Pan American has sold to BMO 8,000,000 common shares of New Pacific that it held at the same price per common share as under the Offering (the “Concurrent Block Trade”). These common shares will be resold to the public by BMO. The Concurrent Block Trade is expected to close on or about May 21, 2020.

Upon completion of the Concurrent Block Trade, Pan American will own, directly or indirectly, 14,724,068 common shares of New Pacific, representing an approximate 9.7% ownership interest in the Company, assuming the over-allotment option is not exercised.

Dr. Mark Cruise, Chief Executive Officer of New Pacific said, “Pan American has been supportive of the Company and the Silver Sand project since inception. Pan American will continue to have representation on our Board of Directors and be a significant shareholder, demonstrating their continued commitment to the project. The concurrent capital infusion will enable the Company to continue to explore and advance our Silver Sand deposit in addition to focus on new targets within the emerging silver district and regionally.”

Michael Steinmann, President and Chief Executive Officer of Pan American said, “Silver Sand is an exciting discovery and New Pacific has done excellent work advancing the project to the initial resource stage. This transaction presented a timely opportunity for Pan American to further strengthen our balance sheet by realizing gains on part of our investment in New Pacific, while maintaining a significant interest and commitment to the future of the project.”

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Pan American Early Warning Report Information

Prior to the Concurrent Block Trade, Pan American held approximately 22,724,068 common shares of New Pacific, representing approximately 15.4% of the total number of issued and outstanding common shares on a non-diluted basis, and approximately 14.7% of the issued and outstanding common shares of New Pacific on a fully-diluted basis. Immediately following the Block Trade, Pan American directly owned 14,724,068 common shares, representing approximately 9.96% of the total number of issued and outstanding common shares of New Pacific on a non-diluted basis, and approximately 9.6% of the issued and outstanding common shares of New Pacific on a fully-diluted basis.

Pan American’s sale of the New Pacific common shares was made for investment purposes and it may, in the future, dispose of additional common shares of New Pacific, or acquire ownership and control over additional common shares of New Pacific for investment purposes.

The foregoing disclosure regarding Pan American’s holdings is being disseminated pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. A copy of the early warning report will be filed on the System for Electronic Document Analysis and Review (SEDAR) under New Pacific's profile at www.sedar.com and may be obtained by contacting Ms. Siren Fisekci, VP, Investor Relations for Pan American, at 604-684-1175.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For further information, contact:

New Pacific Metals Corp.

Gordon Neal President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Pan American Silver Corp. Siren Fisekci

VP, Investor Relations & Corporate Communications
Phone: (604) 806-3191
ir@panamericansilver.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include obtaining required regulatory and stock exchange approvals required for the Offering; completion of the Offering; the closing date of the Offering; the use of proceeds from the Offering; the exercise of the over-allotment option granted to BMO; completion of the Concurrent Block Trade; and the closing date of the Concurrent Block Trade.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward- looking statements or information.